April 8, 2008

Donna Levy

Division of Corporate Finance

US Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC  20549

Re:

Market Data Consultants, Inc.

Registration Statement on Form S-1/A

Registration No. 333-137799

Dear Ms. Levy:

On April 7, 2008, Market Data Consultants, Inc. (the “Company”) filed a sixth amended registration statement on Form S-1/A in response to your oral comments on March 28, 2008.  The amended registration statement included responses to each of your comments.   We believe we have now filed all appropriate amendments.

We represent and acknowledge the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Therefore, pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the Company’s registration statement be accelerated, so that it will become effective at the earliest possible time on April 10, 2008, or as soon thereafter as practicable.

Sincerely yours,

Market Data Consultants, Inc.

By: Wilson Cheung, President